Exhibit 99.1

FERRARI N.V.: PERIODIC REPORT ON THE BUYBACK PROGRAM

Maranello (Italy), December 16, 2024 – Ferrari N.V. (NYSE/EXM: RACE) (“Ferrari” or the “Company”) informs that the Company has purchased, under the Euro 150 million share buyback program announced on December 5, 2024, as the sixth tranche of the multi-year share buyback program of approximately Euro 2 billion expected to be executed by 2026 in line with the disclosure made during the 2022 Capital Markets Day (the “Sixth Tranche”), the following common shares - reported in aggregate form, on a daily basis - on the Euronext Milan (EXM) and on the New York Stock Exchange (NYSE) as follows:

	EXM			NYSE				Total
Trading Date (d/m/y)	Number of common shares purchased	Average price per share excluding fees (€)	Consideration excluding fees (€)	Number of common shares purchased	Average price per share excluding fees ($)	Consideration excluding fees ($)	Consideration excluding fees (€)*	Number of common shares purchased	Average price per share excluding fees (€)*	Consideration excluding fees (€)*
06/12/2024	18,786	427.0792	8,023,109.40	—	—	—	—	18,786	427.0792	8,023,109.40
09/12/2024	19,123	429.1484	8,206,604.40	—	—	—	—	19,123	429.1484	8,206,604.40
12/12/2024	25	428.1440	10,703.60	5,513	453.4468	2,499,852.21	2,382,854.07	5,538	432.2062	2,393,557.67
13/12/2024	8,046	435.1824	3,501,477.60	—	—	—	—	8,046	435.1824	3,501,477.60
Total	45,980	429.3583	19,741,895.00	5,513	453.4468	2,499,852.21	2,382,854.07	51,493	429.6652	22,124,749.07

(*) translated at the European Central Bank EUR/USD exchange reference rate as of the date of each purchase

Since the announcement of such Sixth Tranche till December 13, 2024, the total invested consideration has been:
•Euro 19,741,895.00 for No. 45,980 common shares purchased on the EXM
•USD 2,499,852.21 (Euro 2,382,854.07*) for No. 5,513 common shares purchased on the NYSE.

As of December 13, 2024, the Company held in treasury No. 14,819,901 common shares equal to 5.77% of the total issued share capital including the common shares and the special voting shares, net of shares assigned under the Company’s equity incentive plan.

Ferrari N.V. Amsterdam, The Netherlands	Registered Office: Via Abetone Inferiore N. 4, I – 41053 Maranello (MO) Italy	Dutch trade registration number: 64060977

Since the start of the multi-year share buyback program of approximately Euro 2 billion announced during the 2022 Capital Markets Day, on July 1, 2022, until December 13, 2024, the Company has purchased a total of 3,997,137 own common shares on EXM and NYSE, including transactions for Sell to Cover, for a total consideration of Euro 1,194,861,205.11.

A comprehensive overview of the transactions carried out under the buyback program, as well as the details of the above transactions, are available on Ferrari’s corporate website under the Buyback Programs section (https://www.ferrari.com/en-EN/corporate/buyback-programs).

For further information:
Media Relations
tel.: +39 0536 949337
Email: media@ferrari.com
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